EXHIBIT 99.1

Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock

The following tables present our assets, liabilities, revenues, expenses and cash flows that are attributed to our FNF core business, known as FNF Group (“we,” or “our,”). The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended September 30, 2016 included in this Quarterly Report on Form 10-Q.
FNF Group is comprised of three operating segments as follows:
Title
This segment consists of the operations of our title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title-related services including trust activities, trustee sales guarantees, recordings and reconveyances, and home warranty insurance. This segment also includes our transaction services business, which includes other title-related services used in the production and management of mortgage loans, including mortgage loans that experience default.
Black Knight
This segment consists of the operations of Black Knight, which, through leading software systems and information solutions, provides mission critical technology and data and analytics services that facilitate and automate many of the business processes across the life cycle of a mortgage.
FNF Group Corporate and Other
This segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, and other real estate and insurance-related operations.
We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group and the FNFV Group (see Exhibit 99.2). In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNF Group, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNF Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" in our Annual Report on Form 10-K for the year ended December 31, 2015 for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL GROUP
Balance Sheet Information
(In millions, except share data)

	September 30, 2016	December 31, 2015
	(Unaudited)
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value, at September 30, 2016 and December 31, 2015 includes pledged fixed maturity securities of $332 and $342, respectively, related to secured trust deposits	$2,454	$2,558
Preferred stock available for sale, at fair value	321	289
Equity securities available for sale, at fair value	391	309
Investments in unconsolidated affiliates	161	125
Other long-term investments	81	78
Short-term investments, at September 30, 2016 and December 31, 2015 includes short-term investments of $193 and $266, respectively, related to secured trust deposits	428	790
Total investments	3,836	4,149
Cash and cash equivalents, at September 30, 2016 and December 31, 2015 includes $412 and $108, respectively, of pledged cash related to secured trust deposits	1,043	749
Trade and notes receivables, net of allowance of $42 and $32 at September 30, 2016 and December 31, 2015, respectively	501	453
Due from affiliates	17	10
Goodwill	4,851	4,572
Prepaid expenses and other assets	588	551
Capitalized software, net	570	543
Other intangible assets, net	842	802
Title plant	395	395
Property and equipment, net	358	278
Total assets	$13,001	$12,502

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$897	$878
Income taxes payable	58	38
Deferred revenue	218	191
Reserve for title claim losses	1,602	1,583
Secured trust deposits	922	701
Notes payable	2,527	2,593
Deferred tax liability	709	669
Total liabilities	6,933	6,653
Commitments and Contingencies:
Redeemable non-controlling interest by 21% minority holder of ServiceLink Holdings, LLC	344	344
Equity:
FNF Group common stock, $0.0001 par value; authorized 487,000,000 shares as of September 30, 2016 and December 31, 2015; outstanding of 271,896,091 and 275,781,160 as of September 30, 2016 and December 31, 2015, respectively, and issued of 283,973,901 and 282,394,970 as of September 30, 2016 and December 31, 2015, respectively	—	—
Additional paid-in capital	3,678	3,639
Retained earnings	1,628	1,377
Accumulated other comprehensive earnings	71	7
Less: treasury stock, 12,077,810 and 6,613,810 shares as of September 30, 2016 and December 31, 2015, respectively	(425)	(238)
Total Fidelity National Financial Group shareholders’ equity	4,952	4,785
Noncontrolling interests	772	720
Total equity	5,724	5,505
Total liabilities, redeemable noncontrolling interest and equity	$13,001	$12,502

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP
Statements of Earnings Information
(In millions, except per share data)

	Three months ended September 30,		Nine months ended September 30,

	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
Revenues:
Direct title insurance premiums	$556	$524	$1,518	$1,488
Agency title insurance premiums	713	647	1,934	1,685
Escrow, title-related and other fees	904	823	2,512	2,345
Interest and investment income	28	29	93	91
Realized gains and losses, net	(3)	—	(6)	(8)
Total revenues	2,198	2,023	6,051	5,601
Expenses:
Personnel costs	690	641	1,971	1,878
Agent commissions	545	495	1,473	1,279
Other operating expenses	489	452	1,359	1,277
Depreciation and amortization	98	85	270	255
Claim loss expense	70	65	190	185
Interest expense	31	31	94	91
Total expenses	1,923	1,769	5,357	4,965
Earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	275	254	694	636
Income tax expense	102	95	250	237
Earnings from continuing operations before equity in earnings of unconsolidated affiliates	173	159	444	399
Equity in earnings of unconsolidated affiliates	4	2	10	4
Net earnings	177	161	454	403
Less: Net earnings attributable to non-controlling interests	14	11	31	7
Net earnings attributable to FNF Group common shareholders	$163	$150	$423	$396

Earnings Per Share
Basic
Net earnings per share attributable to FNF Group common shareholders	$0.60	$0.54	$1.56	$1.42
Diluted
Net earnings per share attributable to FNF Group common shareholders	$0.58	$0.53	$1.51	$1.38

Weighted average shares outstanding FNF Group common stock, basic basis	271	277	272	278
Weighted average shares outstanding FNF Group common stock, diluted basis	279	285	280	286

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP
Statement of Cash Flows Information
(In millions)

	Nine months ended September 30,

	2016	2015
	(Unaudited)
Cash flows from operating activities:
Net earnings	$454	$403
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	270	255
Equity in earnings of unconsolidated affiliates	(10)	(4)
Loss on sales of investments and other assets, net	1	9
Impairment of assets	5	—
Stock-based compensation cost	39	37
Changes in assets and liabilities, net of effects from acquisitions:
Net change in pledged cash, pledged investments, and secured trust deposits	—	(2)
Net increase in trade receivables	(42)	(62)
Net increase in prepaid expenses and other assets	(26)	(68)
Net (decrease) increase in accounts payable, accrued liabilities, deferred revenue and other	(9)	6
Net increase (decrease) in reserve for title claim losses	19	(16)
Net change in amount due to affiliates	(7)	(7)
Net change in income taxes	15	114
Net cash provided by operating activities	709	665
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	188	712
Proceeds from calls and maturities of investment securities available for sale	340	245
Additions to property and equipment and capitalized software	(186)	(127)
Purchases of investment securities available for sale	(459)	(936)
Net proceeds from (purchases of) short-term investment securities	289	(301)
Purchases of other long-term investments	—	(22)
Contributions to investments in unconsolidated affiliates	(88)	(73)
Distributions from investments in unconsolidated affiliates	69	27
Net other investing activities	4	2
Acquisition of eLynx Holdings, Inc., net of cash acquired	(115)	—
Acquisition of Commissions, Inc., net of cash acquired	(229)	—
Acquisition of BPG Holdings, LLC, net of cash acquired	—	(43)
Other acquisitions/disposals of businesses, net of cash acquired	(93)	(19)
Net cash used in investing activities	(280)	(535)
Cash flows from financing activities:
Borrowings	55	1,229
Debt service payments	(140)	(1,315)
Additional investment in non-controlling interest	—	(6)
Proceeds from BKFS IPO	—	475
Dividends paid	(171)	(163)
Subsidiary dividends paid to non-controlling interest shareholders	(5)	(4)
Exercise of stock options	16	19
Payment of contingent consideration for prior period acquisitions	(4)	—
Distributions by BKFS to member	—	(17)
Purchases of treasury stock	(190)	(123)
Net cash (used in) provided by financing activities	(439)	95
Net (decrease) increase in cash and cash equivalents, excluding pledged cash related to secured trust deposits	(10)	225
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at beginning of period	641	525
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at end of period	$631	$750
See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock
Period Ended September 30, 2016
(unaudited)
Note A.    Basis of Presentation
Description of the Business
FNF Group is a leading provider of (i) title insurance, escrow and other title-related services, including trust activities, trustee sales guarantees, recordings and reconveyances and home warranty insurance and (ii) technology and transaction services to the real estate and mortgage industries. FNF is the nation’s largest title insurance company operating through its title insurance underwriters - Fidelity National Title Insurance Company, Chicago Title Insurance Company, Commonwealth Land Title Insurance Company, Alamo Title Insurance and National Title Insurance of New York Inc. - that collectively issue more title insurance policies than any other title company in the United States. Through our subsidiary ServiceLink Holdings, LLC ("ServiceLink"), we provide mortgage transaction services including title-related services and facilitation of production and management of mortgage loans. FNF also provides industry-leading mortgage technology solutions, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiary, Black Knight Financial Services, Inc. ("Black Knight").
Recent Developments
On August 23, 2016, FNF Group completed its acquisition of Commissions, Inc. ("CINC"), a leading provider of web-based real estate marketing and customer relationship management software for elite Realtors® and agent teams across North America, for $229 million. CINC’s product offerings include software, marketing and services designed to enhance the productivity and sales results of elite Realtors® and agent teams through lead generation and proactive lead management. See Note B to the Condensed Consolidated Financial Statements included within Part I, Item I of Form 10-Q in this Quarterly Report for further discussion.
During the second quarter of 2016 we invested $30 million in CF Corporation (“CF Corp”, NYSE: CFCOU), a blank check company co-founded by William P. Foley, the Chairman of our Board of Directors. Mr. Foley also serves as the Co-Executive Chairman of CF Corp. As of September 30, 2016, our investment in CF Corp has a fair value of $31 million and is included in Equity securities available for sale on the corresponding Condensed Consolidated Balance Sheet.
On May 16, 2016, Black Knight completed its acquisition of eLynx Holdings, Inc. ("eLynx"), a leading lending document and data delivery platform, for $115 million. eLynx helps clients in the financial services and real estate industries electronically capture and manage documents and associated data throughout the document lifecycle. This acquisition positions Black Knight to electronically support the full mortgage origination process. See Note B to the Condensed Consolidated Financial Statements included within Part I, Item I of Form 10-Q in this Quarterly Report for further discussion.
On April 29, 2016, pursuant to the terms of a certain “synthetic lease” agreement, dated as of June 29, 2004, as amended on June 27, 2011, and further described under Off-Balance Sheet Arrangements in Item 2 of Part II of this Quarterly Report, we exercised our option to purchase the land and various real property improvements associated with our corporate campus and headquarters in Jacksonville, Florida from SunTrust Bank for $71 million.
Earnings Per Share
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.